Exhibit 99.2

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

PROXY FORM

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING OR AT ANY ADJOURNMENT THEREOF (the “EGM”)

I/We (Note 1)___________________________________________________________________________________ of ______________________________________________________________________________ being the registered holder(s) of _______________________________ share(s) (Note 2) of HK$0.01 each in the share capital of Graphex Group Limited (the “Company”), hereby appoint the chairman of the meeting(Note3) or ______________________________________________________________________________________________ of ______________________________________________________________________________________________ to act as my/our proxy to attend and vote for me/us and on my/our behalf at the EGM to be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Monday, 24 March 2025 at 11:00 a.m. (Hong Kong time) and at any adjournment thereof for the purpose of considering, if thought fit, passing the resolution set out in the notice of EGM date 27 January 2025 (the “Notice of EGM”) as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit properly put to the EGM.

ORDINARY RESOLUTIONS (Note 5)		FOR (Note 4)	AGAINST (Note 4)
1.	To approve the proposed Share Consolidation as set out in the Notice of EGM.
2.	To approve the proposed Increase in Authorised Share Capital as set out in the Notice of EGM.
3.	To approve the proposed Rights Issue, the Placing Agreement and the transactions contemplated thereunder as set out in the Notice of EGM.

Dated this: _________________ day of __________________ 2025 _______________ Shareholder’s Signature: _______________

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the chairman of the meeting is preferred, delete words “the chairman of the meeting or” and insert the name and address of the proxy desired in the space provided.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK THE BOX MARKED “AGAINST”. Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the meeting.

5.	The description of this resolution is by way of summary only. The full text appears in the Notice of EGM.

6.	To be valid, the proxy form together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority must be deposited at the Company’s branch share registrar, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof.

7.	This proxy form must be signed by you or your attorney duly authorised in writing or in the case of a corporation must either be executed under its common seal or under the hand of an officer or attorney or other person duly authorised.

8.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or proxy, will be accepted to the exclusion of the votes of the joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

9.	Any member of the Company entitled to attend and vote at the EGM shall be entitled to appoint more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company but must attend the EGM in person to represent you.

10.	Completion and return of this form of proxy will not preclude you from attending and voting in person at the EGM or at any adjournment thereof if you so wish and, in such event, the appointed proxy shall be deemed to have been revoked.

11.	Any alteration made to this form of proxy must be initialed by the person who signs it.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Company/Privacy Compliance Officer of Tricor Investor Services Limited at the above address.